UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20110004

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
12500 E. Belford Ave., M21A2
Englewood, CO 80112

Re: The Western Union Company
Incoming letter dated January 11, 2011

Dear Ms. Kilgore:

This is in response to your letter dated January 11, 2011 concerning the shareholder proposal submitted to Western Union by John Chevedden. We also have received a letter from the proponent dated January 12, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 11, 2011

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Western Union with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

There appears to be some basis for your view that Western Union may omit the proposal from its proxy materials under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a proposal previously submitted by The Nathan Cummings Foundation, which will be included in Western Union's proxy materials if The Nathan Cummings Foundation revises it to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, if Western Union includes such a revised proposal from The Nathan Cummings Foundation in its proxy materials, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Western Union Company (WU)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This responds to the January 11, 2011 request to block this rule 14a-8 proposal.

If each company director agreed to resign effective the date of a future shareholder meeting and was willing to be a candidate for a one-year director term henceforth, this proposal would not permit shareholders to stop them from doing so. Under these circumstances, or any other circumstances, this proposal would not give shareholders any new right to nominate or elect directors. Thus this proposal does not relate to "nomination or an election for membership."

The company only cited other cases where proposals on this topic were permitted to be included in annual meeting proxies if a change was made. The company does not even state whether any of the proponents on these cases submitted a rebuttal on the issue involved here.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Laura S. Campos
Darren A. Dragovich <Darren.Dragovich@westernunion.com>

[WU: Rule 14a-8 Proposal, November 30, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said our board was classified and this means that each director is not held accountable to shareholders on an annual basis.

Five directors owned no stock – no skin in the game concern. Plus these directors were paid up to $345,000 annually by our company. And these 5 directors were allowed to hold 8 of the 14 seats on our most important board committees.

We had no proxy access, no cumulative voting, no right to call a special meeting, no right to act by written consent and no right to elect each director annually.

Our Chairman Jack Greenberg and Director Linda Levinson (owns no stock) each held 5 board seats – overextension concern. Plus Ms. Levinson was further extended with 2 seats on our most important board committees.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

WESTERN UNION

1934 Act/Rule 14a-8

January 11, 2011

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: The Western Union Company – Stockholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to seek your concurrence with Western Union's intention to exclude from its proxy materials for its 2011 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal and statement in support thereof.

On November 23, 2010, the Company received a stockholder proposal for inclusion in its 2011 proxy materials (the "First Proposal") submitted by the Nathan Cummings Foundation requesting that the Company's board of directors (the "Board") "eliminate the classification of the [Board]" and require that "all directors stand for election annually." Subsequently, on November 30, 2010, the Company received a stockholder proposal for inclusion in its 2011 proxy materials (the "Second Proposal" and together with the First Proposal, the "Proposals") from John Chevedden, also concerning declassification of the Board.

Western Union intends to file its definitive proxy materials for the Annual Meeting on or about April 5, 2011. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email. A copy of this letter and its exhibits will also be sent to Mr. Chevedden.

CURRENT BOARD STRUCTURE

Western Union's Amended and Restated Certificate of Incorporation (the "Charter")[1] and Bylaws (the "Bylaws")[2] provide that the Company's board of directors (the "Board") shall be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. Each director is elected for a three year term. Of the ten current directors, four are serving terms expiring at the 2011 annual meeting, three are serving terms expiring at the 2012 annual meeting and three are serving terms expiring at the 2013 annual meeting.

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[1] The Charter is filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (registration no. 333-137665), filed with the Commission on September 29, 2006.
[2] The Bylaws are filed as Exhibit 3.1(ii) to the Company's Current Report on Form 8-K, filed with the Commission on December 17, 2008.

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com

THE FIRST PROPOSAL

The First Proposal, received November 23, 2010 and attached hereto as Exhibit A, includes the following language:

> "RESOLVED, that shareholders of The Western Union Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for election annually."

THE SECOND PROPOSAL

The Second Proposal, received November 30, 2010 and attached hereto as Exhibit B[3], includes the following language:

> "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete the transition within one-year."

GROUNDS FOR EXCLUSION

Western Union hereby respectfully requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if Western Union excludes the Second Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(8) because the Second Proposal impermissibly relates to a nomination or election for membership on the Board. In a separate letter, Western Union has also made a similar request with respect to the First Proposal (the "First Proposal Request").

Alternatively, in the event that (i) the Staff is unable to concur with the Company's intent to exclude the First Proposal, as set forth in the First Proposal Request, and (ii) the Staff is unable to concur with the Company's intent to exclude the Second Proposal pursuant to Rule 14a-8(i)(8), as set forth in this letter (the "Second Proposal Request"), Western Union respectfully requests confirmation that the Staff will not recommend to the Commission that enforcement action be taken if Western Union excludes the Second Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11) because the Second Proposal substantially duplicates the First Proposal, which the Company will include in its 2011 proxy materials if the Staff denies the Company's request for relief set forth in the First Proposal Request.[4]

DISCUSSION OF EXCLUSION PURSUANT TO RULE 14a-8(i)(8)

> **The Second Proposal may be excluded under Rule 14a-8(i)(8) because it impermissibly relates to a nomination or election for membership on the Board.**

Rule 14a-8(i)(8) provides that a stockholder proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing

---

[3] Exhibit B also includes copies of all correspondence with the Proponent.

[4] When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless the first proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (*avail.* March 2, 1998); *Pacific Gas & Electric Co.* (*avail.* January 6, 1994).

body or a procedure for such nomination or election." The Staff has consistently granted relief under Rule 14a-8(i)(8) with respect to proposals that have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired because such proposals are considered to relate to a nomination or an election. In *Exchange Act Release No. 56914* (December 6, 2007) (the "2007 Release"), the Commission amended the text of Rule 14a-8(i)(8) to clarify its application to stockholder proposals that relate to procedures that would result in a contested election. Among the examples of stockholder proposals that the Staff considered excludable under Rule 14a-8(i)(8) were proposals that could have the effect of, or that propose a procedure that could have the effect of, "removing a director from office before his or her term expired." (2007 Release at n.56.)

More specifically, the Staff has consistently granted relief under Rule 14a-8(i)(8) where companies have sought to exclude declassification proposals that would, if implemented, have the effect of removing a director from office prior to the expiration of that director's term. In *Royal Caribbean Cruises Ltd.* (*avail.* March 9, 2009), the Staff concurred in the exclusion of a proposal requesting declassification where the proposal requested that declassification be effective as of the annual meeting following the annual meeting for which the proposal was submitted. In *Dollar Tree Stores, Inc.* (*avail.* March 7, 2008), the Staff concurred in the exclusion of a declassification proposal to the extent the proposal "could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting." *See also*, *Hilb Rogal & Company* (*avail.* March 3, 2008); *Fisher Communications, Inc.* (February 12, 2009). In all of the above-cited no-action letters, the Staff permitted the proponent to revise the proposal to provide that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

In this case, the Second Proposal includes a request that the Board take steps "to reorganize the [Board] into one class with each director subject to election each year and to *complete the transition within one-year*." (Emphasis supplied). Even if one were to assume that the Company's stockholders support the Second Proposal, the earliest time at which the Company could have "complete the transition" would be commencing at the 2015 annual meeting. Assuming, for the sake of argument, (i) the stockholders of the Company were to support a proposal to declassify the Board at the 2011 annual meeting, (ii) a proposal to amend the Company's Charter and Bylaws to provide for a declassified Board were to be submitted to the stockholders of the Company at the 2012 annual meeting and (iii) that proposal were to be approved by the stockholders of the Company at the 2012 annual meeting, the directors who are elected at the 2011 annual meeting would serve three-year terms expiring at the 2014 annual meeting, and the directors who are elected at the 2012 annual meeting would serve three-year terms expiring at the 2015 annual meeting. Completing the transition "within one-year" would necessarily mean that directors elected to three-year terms at the 2010, 2011 and 2012 annual meetings would be prevented from completing their full terms. Accordingly, the Second Proposal may be excluded pursuant to Rule 14a-8(i)(8).

DISCUSSION OF EXCLUSION PURSUANT TO RULE 14a-8(i)(11)

The Second Proposal may be excluded under Rule 14a-8(i)(11) because it substantially duplicates the First Proposal, which was previously submitted to the Company by another proponent, and which will be included in the Company's proxy materials for the 2011 Annual Meeting if the Staff does not grant the relief requested in the First Proposal Request.

Rule 14a-8(i)(11) provides that a company may exclude a stockholder proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In describing the predecessor to Rule 14a-8(i)(11), the Commission has stated that the purpose is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Exchange Act Release No. 12999* (November 22, 1976).

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (*avail.* February 1, 1993). In this case, the First Proposal and the Second Proposal have the same principal thrust and focus because both Proposals request declassification of the Board. Where the First Proposal includes a request that the Board take steps "to eliminate the classification of the Board," the Second Proposal includes a request that the Board take steps "to reorganize the Board of Directors into one class." Moreover, each of the Proposals requests annual election of the directors. Where the First Proposal requests that "all directors stand for election annually," the Second Proposal requests that "each director [be] subject to election each year." Thus, the implementation of either the First Proposal or the Second Proposal would result in the Company having a single class of directors which is subject to yearly elections.

The Staff has previously granted relief under Rule 14a-8(i)(11) where companies have sought to exclude declassification proposals that were substantially similar to previously received declassification proposals. In *Boston Properties, Inc.* (*avail.* January 12, 2004), the Staff concurred with the company's view that a proposal requesting the board "declassify the Board of Directors for the purpose of Director elections" was substantially duplicative of a proposal requesting the board "take the necessary steps to instate the election of directors annually, instead of the stagger system...." (Emphasis deleted). Similarly, in *Albertson's, Inc.* (*avail.* April 4, 2002), the Staff concurred with the company's view that a proposal requesting the board "take the necessary steps to declassify the Board of Directors and establish annual elections of directors" was substantially duplicative of a proposal "to eliminate the classification of terms of [the] Board of Directors."

Western Union does acknowledge that, arguably, there is a narrow difference between the Proposals, namely, the timeframe during which the Company is requested to complete the transition contemplated by the Proposals.[5] But that possible difference alters neither the analysis nor the conclusions presented in this request for relief. It is not necessary that proposals be identical for a company to exclude a subsequently submitted proposal in reliance on Rule 14a-8(i)(11).

The Staff has consistently granted relief under Rule 14a-8(i)(11) in circumstances where proposals differed in their terms, including terms related to the temporal application of the proposals. For example, in *Monsanto Company* (*avail.* February 7, 2000), Monsanto was permitted to exclude a proposal to declassify its board and elect all directors each year, where the company had previously received, and intended to include in its proxy materials, a board declassification proposal requesting that all of the company's directors be elected at every third annual meeting. In *JPMorgan Chase & Co.* (*avail.* March 18, 2009), the Staff concurred with the company's view that a proposal requesting, among other things, that senior executives retain 75% of shares obtained through equity awards during the term of their employment was substantially duplicative of another proposal requesting that "Named Executive Officers" retain 75% of shares acquired via the company's compensation plans for two years *after* the termination of employment. *See also*, *Merck & Co., Inc.* (*avail.* January 10, 2006) (concurring with the company's view that the principal thrust of two stock option-related proposals was the same, notwithstanding the fact that one proposal sought to make future stock option grants performance-based,

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[5] As noted above and in the First Proposal Request, however, the Company respectfully submits that each of the Proposals is excludable due to its respective implementation period.

while the second proposal requested that the company take steps to see that the company did not award any new stock options or reprice or renew current options).

CONCLUSION AND REQUEST FOR RELIEF

Based on the foregoing, I request your concurrence that the Second Proposal may be omitted from Western Union's Annual Meeting proxy materials pursuant to Rule 14a-8(i)(8). In the event that the Staff is unable to concur in exclusion pursuant to Rule 14a-8(i)(8), for both the Second Proposal and the First Proposal, I request your concurrence that the Second Proposal may be omitted from Western Union's Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11). If you have any questions regarding this request or desire additional information, please contact me at (720) 332-5683.

Very truly yours,

Sarah J. Kilgore
Associate General Counsel

Attachments

Cc: John Chevedden

<u>EXHIBIT A</u>

Attached

November 22, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED

The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Nathan Cummings Foundation (the "Foundation") is the owner of 1,200 shares of common stock of The Western Union Company (the "Company"). Proof of this ownership is available upon request. The Foundation intends to continue to hold these shares through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The Foundation hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the Foundation during the 2010 and 2011 calendar years in relation to the Proposal both prior to and during the Annual Meeting, including forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, Cambridge, MA 02138, email shirst@amcorpgov.com.

Sincerely,

Lance E. Lindblom
President & Chief Executive Officer

Laura Campos
Director of Shareholder Activities

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of The Western Union Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Nathan Cummings Foundation with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

<u>EXHIBIT B</u>

Attached

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***(demo) *** FISMA & OMB Memorandum M-07-16 ***(demo)

Mr. Jack M. Greenberg
Chairman of the Board
The Western Union Company (WU)
12500 E Belford Ave
Englewood CO 80112

Dear Mr. Greenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***(demo)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***(demo)

Sincerely,

John Chevedden — November 30, 2010
Date

cc: David Schlapbach <david.schlapbach@westernunion.com>
Corporate Secretary
Phone: 720 332-1000
PH: 866-405-5012
Fax: 720-332-4753
Mike Salop <mike.salop@westernunion.com>

[WU: Rule 14a-8 Proposal, November 30, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said our board was classified and this means that each director is not held accountable to shareholders on an annual basis.

Five directors owned no stock – no skin in the game concern. Plus these directors were paid up to $345,000 annually by our company. And these 5 directors were allowed to hold 8 of the 14 seats on our most important board committees.

We had no proxy access, no cumulative voting, no right to call a special meeting, no right to act by written consent and no right to elect each director annually.

Our Chairman Jack Greenberg and Director Linda Levinson (owns no stock) each held 5 board seats – overextension concern. Plus Ms. Levinson was further extended with 2 seats on our most important board committees.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***(demo) sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***(demo)

RAM TRUST SERVICES

December 1, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***(demo)

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 225 shares of Western Union Company (WU) common stock, CUSIP #959802109, since at least November 30, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Michael P. Wood
Sr. Portfolio Manager

Post-it® Fax Note 7671	Date 12-1-10	# of pages ▶
To David Schlepbach	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***(demo)	
Fax # 720-332-4753	Fax #	